SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2 )


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                               TELKOM SA LIMITED
-------------------------------------------------------------------------------
                                (Name of Issuer)


                       Ordinary Shares, par value R10.00
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      None
-------------------------------------------------------------------------------


               (however, the CUSIP for American Depositary Shares
                   representing Ordinary Shares is 879603108)
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 15, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]   Rule 13d-1(b)
         [    ]   Rule 13d-1(c)
         [ x ]   Rule 13d-1(d)



                         (continued on following pages)
                                Page 1 of 8 Pages

-------------------------------------------------------------------------------
CUSIP NO. None (however, the CUSIP         13G/A              Page 2 of 8 Pages
for American Depositary Shares
representing Ordinary Shares is
879603108)
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        SBC COMMUNICATIONS INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            43-1301883

-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

-------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER                              0
        SHARES           ------------------------------------------------------
     BENEFICIALLY        6     SHARED VOTING POWER                            0
       OWNED BY          ------------------------------------------------------
         EACH            7     SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
        PERSON           8     SHARED DISPOSITIVE POWER                       0
         WITH
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                            0

-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                [   ]

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%

-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON                                           HC

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. None (However, the               13G/A              Page 3 of 8 Pages
CUSIP for American Depositary
Shares representing Ordinary
Shares is 879603108)
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        SBC INTERNATIONAL, INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER                              0
        SHARES           ------------------------------------------------------
     BENEFICIALLY        6     SHARED VOTING POWER                            0
       OWNED BY          ------------------------------------------------------
         EACH            7     SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
        PERSON           8     SHARED DISPOSITIVE POWER                       0
         WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                             0

-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0%

-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON                                            CO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. None (However, the                   13G/A          Page 4 of 8 Pages
CUSIP for American Depositary
Shares representing Ordinary
Shares is 879603108)
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                THINTANA COMMUNICATIONS, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
-------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER                              0
        SHARES           ------------------------------------------------------
     BENEFICIALLY        6     SHARED VOTING POWER                            0
       OWNED BY          ------------------------------------------------------
         EACH            7     SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
        PERSON           8     SHARED DISPOSITIVE POWER                       0
         WITH
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                             0
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON                                            CO
-------------------------------------------------------------------------------

                                                              Page 5 of 8 Pages


                                 SCHEDULE 13G/A


         This statement on Schedule 13G filed on March 14, 2003 (the "Original 13G"), as amended by Amendment No. 1 filed on July 14, 2004, by SBC Communications Inc. ("SBC") is hereby further amended and restated in its entirety.

Item 1(a).     Name of Issuer:

         Telkom SA Limited

Item 1(b).     Address of Issuer's Principal Executive Offices:

         Telkom Towers North, 152 Proes Street, Pretoria, 0002, The Republic of South Africa

Item 2(a).     Names of Persons Filing:

         SBC, its wholly-owned direct subsidiary, SBC International, Inc. ("SBCI"), and its partially-owned indirect subsidiary, Thintana Communications, LLC ("Thintana"). Thintana was one of the managing members of the issuer. All securities of the issuer were previously held indirectly by SBC and directly by Thintana.

Item 2(b).     Address of Principal Business Office:

         SBC Communications Inc.
         175 E. Houston
         San Antonio, Texas 78205-2233

         SBC International, Inc.
         #2 Read's Way, Corporate Commons, Suite 228
         New Castle, Delaware 19720

         Thintana Communications LLC
         #2 Read's Way, Corporate Commons, Suite 228
         New Castle, Delaware 19720


Item 2(c).     Citizenship:

         SBC and SBCI are incorporated in the State of Delaware. Thintana is a Delaware Limited Liability Company.

                                                              Page 6 of 8 Pages


Item 2(d).     Title of Class of Securities:

         Ordinary Shares, par value R10.00 ("Shares")

Item 2(e).     CUSIP Number:

         None (however, the CUSIP for American Depositary Shares representing the Shares is 879603108).

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.     Ownership:

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

    (i)      Sole power to vote or to direct the vote:                 0 Shares
    (ii)     Shared power to vote or to direct the vote:               0 Shares
    (iii)    Sole power to dispose or to direct the disposition of:    0 Shares
    (iv)     Shared power to dispose or direct the disposition of:     0 Shares

Item 5.     Ownership of Five Percent or Less Of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

                                                              Page 7 of 8 Pages


Item 8.     Identification and Classification of Members of the Group:

         Not applicable.

Item 9.     Notice of Dissolution Of Group:

         Not applicable.

Item 10.    Certifications:

         Not applicable.

                                                              Page 8 of 8 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SBC COMMUNICATIONS INC.



Dated:  January 10, 2005            By:  /s/ James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development



                                         SBC INTERNATIONAL, INC.



Dated:  January 10, 2005            By:  /s/ James S. Kahan
                                         James S. Kahan
                                         Executive Vice President - Development



                                         THINTANA COMMUNICATIONS, LLC



Dated:  January 10, 2005            By:  /s/ Jonathan P. Klug
                                         Jonathan P. Klug
                                         Manager